AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 2003

                                                    REGISTRATION NO.  333-106625

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 1

                                       TO

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         ------------------------------
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                     51-0317849
(STATE OR OTHER JURISDICTION OF          (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
 INCORPORATION OR ORGANIZATION)
                              311 ENTERPRISE DRIVE
                              PLAINSBORO, NJ 08536
                                 (609) 275-0500

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        --------------------------------


             JOHN B. HENNEMAN, III                              COPY TO:
EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE
              OFFICER & SECRETARY                           MICHAEL D. LEVIN
             311 ENTERPRISE DRIVE                         LATHAM & WATKINS LLP
             PLAINSBORO, NJ 08536                          233 S. WACKER DRIVE
                (609) 275-0500                           CHICAGO, ILLINOIS 60606
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE            (312) 876-7700
NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           ---------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities nor does it seek to offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2003

         PROSPECTUS

                                  $120,000,000

                                      LOGO

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                             ----------------------

     In March and April 2003, we issued and sold $120,000,000 aggregate principal amount of our 2 1/2% Contingent Convertible Subordinated Notes due 2008 in private offerings. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes. We will pay interest on the notes on March 15 and September 15 of each year. The first interest payment was made on September 15, 2003. The notes will mature on March 15, 2008. We may not redeem the notes prior to their maturity. Holders may require us to repurchase the notes upon a change in control.

     Holders may convert their notes at any time on or before the maturity date into shares of our common stock at an initial conversion price of $34.1475 per share if: (1) the price of our common stock reaches 110% of the conversion price on the trading day prior to the conversion date, (2) specified corporate transactions occur or (3) the trading price for the notes falls below certain thresholds. The conversion price will be subject to adjustment for certain events. The conversion price is equivalent to a conversion rate of approximately
29.2847 shares per $1,000 principal amount of notes. The notes are subordinated to our future senior indebtedness. Our common stock is quoted on the Nasdaq National Market under the symbol "IART." The last reported bid price of our common stock on September 18, 2003 was $29.71 per share.

     We will also pay contingent interest in arrears on the final interest payment date if the closing price of our common stock on February 15, 2008 is equal to or greater than 110% of the conversion price on February 15, 2008. The notes will be subject to special United States federal income tax rules. For a discussion of the special tax regulations governing contingent payment debt securities, see "Material United States Federal Income Tax Considerations."

     YOU SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 8.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      The date of this prospectus is , 2003

                                TABLE OF CONTENTS

                                                                            PAGE

Where You Can Find More Information.........................................  ii
Incorporation of Certain Documents by Reference............................. iii
About This Prospectus....................................................... iii
Special Note Regarding Forward-Looking Statements...........................  iv
Prospectus Summary..........................................................   1
Risk Factors................................................................   8
Use of Proceeds.............................................................  21
Price Range of Common Stock.................................................  22
Dividend Policy.............................................................  22
Ratio of Earnings to Fixed Charges..........................................  23
Description of Notes........................................................  24
Description of Capital Stock................................................  38
Material United States Federal Income Tax Considerations....................  40
Selling Securityholders.....................................................  46
Plan of Distribution........................................................  48
Validity of the Securities..................................................  50
Experts.....................................................................  50


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N. W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on Nasdaq National Market under the symbol "IART," and our Securities and Exchange Commission filings can also be read at the following address:

          NASDAQ Operations, 1735 K Street, N.W. Washington, D.C. 20006

     Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet website at http://www.sec.gov.

     This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. In this prospectus we summarize material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Integra LifeSciences Holdings Corporation, 311 Enterprise Drive, Plainsboro, New Jersey 08536, Attention: Investor/Public Relations, or call (609) 936-2239 and ask to speak to someone in our investor/public relations department.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" certain documents, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

        o Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002.

        o Our definitive proxy statement filed with the Securities and Exchange Commission for our Annual Meeting of Stockholders held on May 21, 2003.

        o Our Current Reports on Form 8-K filed on March 25, 2003, June 18, 2003, June 27, 2003 and September 22, 2003.

        o Our Quarterly Reports on Form 10-Q for the three months ended March 31, 2003 and June 30, 2003.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                    Integra LifeSciences Holdings Corporation
                            Investor/Public Relations
                              311 Enterprise Drive
                          Plainsboro, New Jersey 08536
                            Telephone: (609) 936-2239


                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS," ALONG WITH THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, "INTEGRA," THE "COMPANY," "WE," "OUR," "OURS" AND "US" REFER TO INTEGRA LIFESCIENCES HOLDINGS CORPORATION, EXCEPT WHERE THE CONTEXT OTHERWISE REQUIRES OR AS OTHERWISE INDICATED.

                                    BUSINESS

     Integra develops, manufactures, and markets medical devices for use in neurosurgery, plastic and reconstructive surgery, general surgery and soft tissue repair. Integra was founded in 1989 and over the next decade developed technologies and a product portfolio directed toward tissue regeneration. In 1999, we entered the neurosurgery market through an acquisition and the launch of our DuraGen(R) Dural Graft Matrix product for the repair of the dura mater. Since 1999, we have increased our revenues from $42.9 million to $117.8 million, for an average annual growth rate of 40%, and we have broadened our product offerings to include more than 10,000 products. We have achieved this growth in our overall business through 12 acquisitions, the development and introduction of new products, and the expansion of our direct sales force.

     Integra develops, manufactures, and markets medical devices for use primarily in neuro-trauma and neurosugery, plastic and reconstructive surgery, general surgery and soft tissue repair. Our product lines include traditional medical devices, such as monitoring and drainage systems, surgical instruments and fixation systems, as well as innovative tissue repair products, such as the DuraGen(R) Dural Graft Matrix, the NeuraGen(TM) Nerve Guide and the INTEGRA(R) Dermal Regeneration Template, that incorporate our proprietary absorbable implant technology.

     To provide better insight into how our growth is distributed across our products, we report revenue by the following product lines:

  o Neuromonitoring products, which include our intracranial monitoring systems, systems for cerebrospinal fluid drainage and cranial access, epilepsy monitoring electrodes and our Integra NeuroSupplies(TM) business;

  o Operating Room products, which include DuraGen Drual Graft Matrix, NeuraGen Nerve Guide, and our neurosurgical shunts, carotid shunts and absorbable collagen hemostatic agents;

  o Instruments, which include JARIT(R) Surgical Instruments, Padgett Instruments, Redmond(TM)-Ruggles(TM) neurosurgical and spinal instruments, and our ultrasonic aspirators; and

  o Private Label products, which include INTEGRA Dermal Regeneration Template, VitaCuff(R) catheter access infection control device, BioPatch(R) Antimicrobial Wound Dressing, and our absorbable collagen membranes and wound dressings and cranial fixation devices and custom cranial plates.

     We sell our products directly through various sales forces and through a variety of distribution channels. Our direct sales organizations include the following:

  o Our Integra NeuroSciences(TM) sales force provides neurosurgeons and critical care units with implants, devices, instruments, and systems used in neurosurgery, neuromonitoring, neurotrauma, and related critical care. Integra NeuroSciences' direct marketing effort in the United States and Europe currently involves more than 100 professionals, including direct salespeople (called neurospecialists in the United States), sales management, and clinical educators who educate and train both our salespeople and customers in the use of our products. In all other markets, Integra NeuroSciences products are sold through a network of distributors.

  o Our JARIT(R) Surgical Instruments sales force markets a wide variety of high quality surgical instruments for use in both traditional and minimally invasive surgery in virtually all surgical applications, including general, plastic, neuro, ear, nose and throat ("ENT"), cardiovascular, ob-gyn, and ophthalmic surgical procedures. JARIT sells its products in the United States through a twenty-person sales management force that works with over 100 distributor sales representatives as well as certain original equipment manufacturer accounts. Outside the United States, JARIT sells its products through a network of distributors.

  o Our Integra Padgett Instruments sales force markets a wide variety of high quality, reusable surgical instruments and implants to plastic and reconstructive surgeons, burn surgeons, ENT surgeons, hospitals, surgery centers, and other physicians. Padgett markets its products primarily through an eight-person sales force in the United States. Outside the Unites States, Padgett sells its products through a network of distributors.

  o Integra NeuroSupplies(TM) distributes disposables and supplies used in the diagnosis and monitoring of neurological disorders. These products are marketed primarily through a catalog, which is mailed once a year, and are used by neurologists, hospitals, sleep clinics, and other physicians in the United States.

     We market our private label products through strategic partners or original equipment manufacturer customers. Our private label products address large, diverse markets, and we believe that we can develop and promote these products more cost-effectively through leveraging the product development and distribution systems of our strategic partners than through developing the products ourselves or selling them through our own direct sales infrastructure. We have partnered with market leaders, such as Johnson & Johnson, Medtronic, Wyeth, and Centerpulse, for the development and marketing efforts related to many of these products.

CORPORATE INFORMATION

     We were incorporated in Delaware in June 1989. Our principal executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey 08536. Our telephone number at this location is (609) 275-0500. Our web site is located at www.integra-ls.com. The information contained on our web site is not a part of this prospectus.

                                  THE OFFERING

     The following summary contains basic information about the notes and is not intended to be complete. It may not contain all the information that is important to you. For a more complete description of the notes, please refer to the section of this document entitled "Description of Notes".

ISSUER                   Integra LifeSciences Holdings Corporation

NOTES OFFERED            $120,000,000 aggregate principal amount of 2 1/2%
                         Contingent Convertible Subordinated Notes due 2008.

MATURITY DATE            March 15, 2008.



INTEREST 2 1/2% per annum on the principal amount, payable semi-annually on March 15 and September 15 of each year, beginning September 15, 2003.

CONTINGENT INTEREST      We will pay contingent interest on March 15, 2008, if
                         the common stock price on February 15, 2008 is equal to or greater than 110% of the conversion price per share of our common stock in effect on February 15, 2008. The amount of contingent interest payable per $1,000 principal amount of Notes will equal the sum for each of the twelve month periods ended March 15, 2006, March
                         15, 2007 and March 15, 2008 of the greater of (x) 0.50% per annum of the principal amount of such notes and (y) the aggregate amount of regular cash dividends paid during such period on the number of shares of common stock into which $1,000 principal amount of notes is convertible.



SUBORDINATION            The notes will be unsecured, subordinated obligations
                         of the Company. They will rank junior in right of payment to all of our existing and future senior indebtedness (as defined), and rank equally with all of our future subordinated indebtedness. The notes will also be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2003, (i) we had no outstanding senior indebtedness, and (ii) our subsidiaries had no outstanding indebtedness and approximately $33.3 million of other liabilities, including trade payables, but excluding intercompany liabilities, as to which the notes are effectively subordinated. Neither we nor our subsidiaries will be restricted under the indenture from incurring senior debt or other additional indebtedness. See "Description of the Notes--Subordination of Notes."

CONVERSION RIGHTS        You will have the right, at your option, to convert
                         your notes, in whole or in part, into shares of our common stock at any time prior to maturity at the conversion price of $34.1475 per share, subject to the adjustments described in the description of the notes, if:

                         o the last sale price of our common stock on the trading day prior to the conversion date was 110% or more of the conversion price on such trading day;

                         o we distribute to holders of our common stock certain rights entitling them to purchase common stock at less than the last sale price of our common stock on the day preceding the declaration for such distribution;

                         o we distribute to holders of our common stock assets, debt, securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last sale price of our common stock on the day preceding the declaration of such distribution; or

                         o we become a party to a consolidation, merger or sale of all or substantially all of our assets or a change in control occurs pursuant to which our common stock would be converted into cash, stock or other property that is not a common equity interest traded on a national securities exchange or quoted on the Nasdaq National Market.

                         You may also convert your notes into shares of our common stock:

                         o at any time prior to March 15, 2006 after any 5 consecutive trading-day period in which the average trading prices for the notes for that 5 trading-day period was less than 103% of the average conversion value for the notes during that period; and

                         o at any time on or after March 15, 2006 and prior to maturity after any 5 consecutive trading-day period in which the average trading prices for the notes for that 5 trading-day period was less than 97% of the average conversion value for the notes during that period, however, you may not convert your notes on or after March 15, 2006 if, at the time of the calculation, the closing sale price of shares of our common stock is between the then current conversion price on the notes and 110% of the then current conversion price on the notes.

                         For each $1,000 of aggregate principal amount of notes converted, we will deliver approximately
                         29.2847 shares of our common stock. The conversion price may be adjusted under certain circumstances. Upon conversion, you will not receive any cash payment representing accrued interest. However, if you submit your notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date, we will pay you the interest for the final interest payment period (including the contingent interest, if any). See "Description of the Notes--Conversion of Notes."

OPTIONAL REDEMPTION      We may not redeem the notes prior to their maturity
                         date.

SINKING FUND             None.



PURCHASE UPON CHANGE IN
CONTROL AT YOUR OPTION   You may require us to purchase all or part of your
                         notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date in cash in certain circumstances involving a change in control (as defined).

                         See "Description of the Notes--Purchase of Notes at Your Option Upon a Change in Control."

FORM AND DENOMINATION    The notes were issued only in fully registered form
                         without interest coupons and in minimum denominations of $1,000. The notes are represented by one or more global notes, deposited with the trustee as a custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC's nominee.
                         Beneficial interests in the global notes are shown on, and any transfers will be effective only through, records maintained by DTC and its participants. See
                         "Description of the Notes--Book-Entry, Delivery and Form."



USE OF PROCEEDS          We will not receive any of the proceeds from the sale
                         by the selling securityholders of the notes or common stock issuable upon conversion of the notes.

EVENTS OF DEFAULT        The following will be events of default under the
                         indenture for the notes:

                         o we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

                         o we fail to pay any interest, including contingent or additional interest, on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

                         o we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

                         o we or any of our subsidaries fail to pay when due, either at its maturity or upon acceleration thereof, any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed in excess of $5.0 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

                         o we fail to give notice to you of your right to require us or any of our subsidiaries to purchase your notes upon a change in control or fail to make a payment to purchase notes tendered following a change in control; and

                         o events of bankruptcy, insolvency or reorganization with respect to us specified in the indenture.

                         See "Description of the Notes--Events of Default."

TRADING The notes are currently trading in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the PORTAL market. Notes sold by means of this prospectus are not expected to remain eligible for trading in the PORTAL market but are expected to be traded over the counter. We do not intend to apply for a listing of the notes on any securities or any automated dealer quotation system. Our common stock is quoted on the Nasdaq National Market under the symbol "IART."



GOVERNING LAW            The indenture, the notes and the registration rights
                         agreement are governed by the laws of the State of New
                         York.



UNITED STATES            Each holder will agree in the indenture, for United
FEDERAL INCOME           States federal income tax purposes, to treat the notes
TAX CONSIDERATIONS       as "contingent payment debt instruments" and to be
                         bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 9.702% compounded semi-annually, which is the rate comparable to the rate at which we would borrow on a non-contingent, non-convertible borrowing with terms and conditions otherwise comparable to the notes. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate (subject to certain adjustments), with the result that a U.S. holder (as defined below under "Material United States Federal
                         Income Tax Considerations") will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, a U.S. holder will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by a U.S. holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. However, the proper
                         United States federal income tax treatment of a holder of a note is uncertain in various respects. If the agreed upon treatment was successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its notes.

                         HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE NOTES AND WHETHER A PURCHASE OF THE NOTES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR'S PARTICULAR TAX SITUATION.

                                  RISK FACTORS

     In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information set forth in this prospectus, the information set forth in the section entitled "Risk Factors" for risk involved with an investment in the notes.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

     OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS COULD BE MATERIALLY AND ADVERSELY AFFECTED BY ANY OF THESE RISKS. THE TRADING PRICE OF THE NOTES AND OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

     THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS MAY FLUCTUATE.

     Our operating results may fluctuate from time to time, which could affect our stock price. Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include:

  o  the impact of acquisitions;

  o  the timing of significant customer orders;

  o market acceptance of our existing products, as well as products in development;

  o  the timing of regulatory approvals;

  o the timing of payments received and the recognition of those payments as revenue under collaborative arrangements and strategic alliances;

  o expenses incurred and business lost in connection with product field corrections or recalls;

  o  our ability to manufacture our products efficiently; and

  o  the timing of our research and development expenditures.

THE INDUSTRY AND MARKET SEGMENTS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE, AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH OTHER COMPANIES.

     In general, the medical technology industry is characterized by intense competition. We compete with established medical technology and pharmaceutical companies. Competition also comes from early stage companies that have alternative technological solutions for our primary clinical targets, as well as universities, research institutions and other non-profit entities. Many of our competitors have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution services and other resources than we do. Further, our competitors may be more effective at implementing their technologies to develop commercial products.

     Our competitive position will depend on our ability to achieve market acceptance for our products, implement production and marketing plans, secure regulatory approval for products under development, obtain patent protection and secure adequate capital resources. We may need to develop new applications for our products to remain competitive. Technological advances by one or more of our current or future competitors could render our present or future products obsolete or uneconomical. Our future success will depend upon our ability to compete effectively against current technology as well as to respond effectively to technological advances. Competitive pressures could adversely affect our

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profitability. For example, the introduction of a competitively priced onlay dural graft matrix could reduce the sales, or growth of sales, of our DuraGen(R) Dural Graft Matrix. We expect that one or more other companies will introduce such a product within the next two years.

     The largest competitors of Integra in the neurosurgery markets are the Medtronic Neurotechnologies division of Medtronic, Inc., the Codman division of Johnson & Johnson, the Aesculap division of B. Braun, and the Valleylab division of Tyco International Ltd. In addition, various of our neurosurgery products compete with smaller specialized companies or larger companies that do not otherwise focus on neurosurgery. Our private label products face diverse and broad competition, depending on the market addressed by the product. Finally, in certain cases our products compete primarily against medical practices that treat a condition without using a device, rather than any particular product, such as autograft tissue as an alternative to INTEGRA(R) Dermal Regeneration Template.

OUR CURRENT STRATEGY INVOLVES GROWTH THROUGH ACQUISITIONS, WHICH REQUIRES US TO INCUR SUBSTANTIAL COSTS AND POTENTIAL LIABILITIES FOR WHICH WE MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

     In addition to internal growth, our current strategy involves growth through acquisitions. Since 1999, we have acquired 12 businesses or product lines at a total cost of approximately $107 million.

     We may be unable to continue to implement our growth strategy, and this strategy may be ultimately unsuccessful. A significant portion of our growth in revenues has resulted from, and is expected to continue to result from, the acquisition of businesses complementary to our own. We engage in evaluations of potential acquisitions and are in various stages of discussion regarding possible acquisitions, certain of which, if consummated, could be significant to us. Any potential acquisitions may result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results. As we grow by acquisitions, we must integrate and manage the new businesses to realize economies of scale and control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of our business and risks associated with entering new markets with which our marketing and sales force has limited experience or where experienced distribution alliances are not available. Our future profitability will depend in part upon our ability to develop further our resources to adapt to these new products or business areas and to identify and enter into satisfactory distribution networks. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. If we cannot integrate acquired operations, manage the cost of providing our products or price our products appropriately, our profitability could suffer. In addition, as a result of our acquisitions of other healthcare businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

TO MARKET OUR PRODUCTS UNDER DEVELOPMENT WE WILL FIRST NEED TO OBTAIN REGULATORY APPROVAL. FURTHER, IF WE FAIL TO COMPLY WITH THE EXTENSIVE GOVERNMENTAL REGULATIONS THAT AFFECT OUR BUSINESS, WE COULD BE SUBJECT TO PENALTIES AND COULD BE PRECLUDED FROM MARKETING OUR PRODUCTS.

     Our research and development activities and the manufacturing, labeling, distribution and marketing of our existing and future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The Food and Drug Administration (FDA) and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

     Our products under development are subject to FDA approval or clearance prior to marketing for commercial use. The process of obtaining necessary FDA approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approval on a timely or acceptable basis could harm our business. Further, approval or clearance may place substantial

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restrictions on the indications for which the product may be marketed or to whom it may be marketed. Further studies, including clinical trials and FDA approvals, may be required to gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product. In addition, for products with an approved premarket approval application (PMA), the FDA requires annual reports and may require post-approval surveillance programs to monitor the products' safety and effectiveness. Results of post-approval programs may limit or expand the further marketing of the product.

     Another risk of application to the FDA relates to the regulatory classification of new products or proposed new uses for existing products. In the filing of each application, we make a legal judgment about the appropriate form and content of the application. If the FDA disagrees with our judgment in any particular case and, for example, requires us to file a PMA application rather than allowing us to market for approved uses while we seek broader approvals or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or approval might not be granted.

     Approved products are subject to continuing FDA requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events and product recalls, documentation, and labeling and promotion of medical devices.

     The FDA and foreign regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production or purchasing costs and may even prevent us from making or obtaining our products in amounts sufficient to meet market demand. If a third-party manufacturer or we change our approved manufacturing process, the FDA may require a new approval before that process may be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities, both international and domestic, are also subject to inspections by or under the authority of the FDA. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties. See "Business--Regulation--Government Regulation" in our Annual Report on Form 10-K incorporated by reference in this prospectus.

CERTAIN OF OUR PRODUCTS CONTAIN MATERIALS DERIVED FROM ANIMAL SOURCES AND MAY BECOME SUBJECT TO ADDITIONAL REGULATION.

     Certain of our products, including the DuraGen(R) Dural Graft Matrix and the INTEGRA(R) Dermal Regeneration Template, contain material derived from bovine tissue. Products that contain materials derived from animal sources, including food as well as pharmaceuticals and medical devices, are increasingly subject to scrutiny in the press and by regulatory authorities. Regulatory authorities are concerned about the potential for the transmission of disease from animals to humans via those materials. The public scrutiny has been particularly acute in Canada, Japan and Western Europe with respect to products derived from cattle, because of concern that materials infected with the agent that causes bovine spongiform encephalopathy, otherwise known as BSE or mad cow disease, may, if ingested or implanted, cause a variant of the human Creutzfeldt-Jakob Disease, an ultimately fatal disease with no known cure. A recent case of BSE discovered in Canada has increased awareness of the issue in North America.

     We take great care to provide that our products are safe, and free of agents that can cause disease. In particular, the collagen used in the manufacture of our products is derived only from the Achilles tendon of cattle from the United States, where no cases of BSE have been reported. Scientists and regulatory authorities classify the Achilles tendon as having a negligible risk of containing the agent that causes BSE (an improperly folded protein known as a prion) compared with other parts of the body. Additionally, we use processes in the manufacturing of our products that are believed to inactivate prions. Nevertheless, products that contain materials derived from animals, including our products, may become subject to additional regulation, or even be banned in certain countries, because of concern over the potential for prion transmission. Accordingly, new regulation, or a ban of our products, could have a significant adverse effect on our current business or our ability to expand our business.

LACK OF MARKET ACCEPTANCE FOR OUR PRODUCTS OR MARKET PREFERENCE FOR TECHNOLOGIES THAT COMPETE WITH OUR PRODUCTS COULD REDUCE OUR REVENUES AND PROFITABILITY.

     We cannot be certain that our current products or any other products that we may develop or market, will achieve or maintain market acceptance. Certain of the medical indications that can be treated by our devices can also be treated by other medical devices or by medical practices that do not include a device. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of use. For example, the use of autograft tissue is a well-established means for repairing the dermis, and it may interfere with the widespread acceptance in the market for INTEGRA(R) Dermal Regeneration Template.

     We cannot be certain that our devices and procedures will be able to replace those established treatments or that either physicians or the medical community in general will accept and utilize our devices or any other medical products that we may develop. For example, we cannot be certain that the medical community will accept the NeuraGen(TM) Nerve Guide over conventional microsurgical techniques for connecting severed peripheral nerves.

     In addition, our future success depends, in part, on our ability to develop additional products. Even if we determine that a product candidate has medical benefits, the cost of commercializing that product candidate may be too high to justify development. Competitors may develop products that are more effective, cost less, or are ready for commercial introduction before our products. For example, our sales of shunt products could decline if neurosurgeons increase their use of programmable valves and we fail to introduce a competitive product or our sales of certain catheters may be adversely affected by the recent introduction of competitive products that contain anti-microbal agents intended to reduce the incidence of infection after implantation. If we are unable to develop additional, commercially viable products, our future prospects could be adversely affected.

     Market acceptance of our products depends on many factors, including our ability to convince prospective collaborators and customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at acceptable costs, and to supply and service sufficient quantities of our products directly or through our distribution alliances. In addition, limited funding available for product and technology acquisitions by our customers, as well as internal obstacles to customer approvals of purchases of our products, could harm acceptance of our products. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements. One or more of these factors may vary unpredictably, which could materially adversely affect our competitive position. We may not be able to adjust our contemplated plan of development to meet changing market demands.

OUR BUSINESS DEPENDS SIGNIFICANTLY ON KEY RELATIONSHIPS WITH THIRD PARTIES, WHICH WE MAY BE UNABLE TO ESTABLISH AND MAINTAIN.

     Our revenue stream and our business strategy depend in part on our entering into and maintaining collaborative or alliance agreements with third parties concerning product marketing, as well as research and development programs. Our most important distribution alliances are our agreement with Ethicon, Inc., a division of Johnson & Johnson, relating to INTEGRA(R) Dermal Regeneration Template, and our agreement with the Wyeth BioPharma division of Wyeth for the development of collagen matrices to be used in conjunction with Wyeth BioPharma's recombinant bone protein, a protein that stimulates the growth of bone in humans. Termination of these alliances would require us to develop other means to distribute the affected products and could adversely affect our expectations for the growth of our private label products.

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     Ethicon has not been successful in selling the minimum amounts of
INTEGRA(R) Dermal Regeneration Template specified in its agreement with us. In addition, we have notified Ethicon that certain clinical and regulatory events have been achieved under the agreement and that payments for the achievement of those events is due to us. Ethicon has informed us that it disagrees that the clinical and regulatory events in question have been achieved, and that it does not intend to make the payments we have demanded. In addition, Ethicon has informed us that if we do not agree to substantial amendments to its agreement with us, it will consider alternatives that may include exercising its right to terminate the agreement.

     The agreement requires Ethicon to give us notice one year in advance of a termination of the agreement, during which time Ethicon is required to continue to comply with the terms of the contract. At the end of that period, Ethicon may be required to pay additional amounts based on the termination provisions of the agreement and is required to cooperate in the transfer of the business back to Integra. Additionally, Ethicon may apply the value of any minimum payments in excess of actual product purchases against future purchases of products for sale on a non-exclusive basis for a specified period of time.

     If Ethicon does terminate the agreement or if we determine that Ethicon is in breach of the agreement and we terminate the agreement, there is no assurance that we will be able to recover the money that we believe Ethicon is obligated to pay us under the agreement. If Ethicon does give us notice that it will terminate the agreement, it is possible that Ethicon will diminish its sales and marketing efforts for the product during the one-year notice period and that its sales will decline as a result. In addition, we may not be successful in sustaining or restoring the sales of the INTEGRA(R) Dermal Regeneration Template at current levels after the termination date. Finally, if Ethicon terminates the agreement it is possible that we may become involved in litigation with Ethicon, which could also impair our ability to sell products under our other agreements with Ethicon, including the BioPatch(R) and Instat(R) products.

     Our ability to enter into agreements with collaborators depends in part on convincing them that our technology can help them achieve their goals and execute their strategies. This may require substantial time, effort and expense on our part with no guarantee that a relationship will result. We may not be able to establish or maintain these relationships on commercially acceptable terms. Our future agreements may not ultimately be successful. Even if we enter into collaborative or alliance agreements, our collaborators could terminate these agreements, or these agreements could expire before meaningful developmental milestones are reached. The termination or expiration of any of these relationships could have a material adverse effect on our business.

     Much of the revenue that we may receive under these collaborations will depend upon our collaborators' ability to successfully introduce, market and sell new products derived from our products. Our success depends in part upon the performance by these collaborators of their responsibilities under these agreements. Some collaborators may not perform their obligations as we expect. Some of the companies we currently have alliances with or are targeting as potential allies offer products competitive with our products or may develop competitive production technologies or competitive products outside of their collaborations with us that could have a material adverse effect on our competitive position.

     In addition, our role in the collaborations is mostly limited to the production aspects. As a result, we may also be dependent on collaborators for other aspects of the development, preclinical and clinical testing, regulatory approval, sales, marketing and distribution of our products. If our current or future collaborators fail to market our products effectively or to develop additional products based on our technology, our sales and other revenues could significantly be reduced.

     Finally, we have received and may continue to receive payments from collaborators that may not be immediately recognized as revenue and therefore may not contribute to reported profits until further conditions are satisfied.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR OUR PRODUCTS, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY OR VERY SIMILAR TECHNOLOGY AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     Our ability to compete effectively depends in part, on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. We own or have licensed patents that cover significant aspects of many of our product lines. However, you should not rely on our patents to provide us with any significant competitive advantage. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

OUR COMPETITIVE POSITION DEPENDS, IN PART, UPON UNPATENTED TRADE SECRETS WHICH WE MAY BE UNABLE TO PROTECT.

     Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that our trade secrets will not be disclosed, or that we can effectively protect our rights to unpatented trade secrets.

     In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements provide that, except in specified circumstances, all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

     We may be sued for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that their rights are invalid or unenforceable. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity or obtain a license. Any required license may be unavailable to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and allow our competitors to access the same technology we license. If we fail to obtain a required license or are unable to design our product so as not to infringe on the proprietary rights of others, we may be unable to sell some of our products, which could have a material adverse effect on our revenues and profitability.

IT MAY BE DIFFICULT TO REPLACE SOME OF OUR SUPPLIERS.

     Outside vendors, some of whom are sole-source suppliers, provide key components and raw materials used in the manufacture of our products. Although we believe that alternative sources for many of these components and raw materials are available, any supply interruption in a limited or sole source component or raw material could harm our ability to manufacture our products until a new source of supply is identified and qualified. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, and our ability to produce and supply our products could be impaired. We believe that these factors are most likely to affect our Camino(R) and Ventrix(R) lines of intracranial pressure monitors and catheters, which we assemble using many different electronic parts from numerous suppliers. While we are not dependent on sole-source suppliers, if we were suddenly unable to purchase products from one or more of these companies, we could need time a significant period of time to qualify a replacement, and the production of any affected products could be disrupted. While it is our policy to maintain sufficient inventory of components so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers ceases production of important components or materials.

IF ANY OF OUR MANUFACTURING FACILITIES WERE DAMAGED AND/OR OUR MANUFACTURING PROCESSES INTERRUPTED, WE COULD EXPERIENCE LOST REVENUES AND OUR BUSINESS COULD BE SERIOUSLY HARMED.

     We manufacture our products in a limited number of facilities. Damage to our manufacturing, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease development and manufacturing of some or all of our products. In particular, our San Diego, California facility that manufactures our Camino(R) and Ventrix(R) product line is as susceptible to earthquake damage and power losses from electrical shortages as are other businesses in the Southern California area. Our silicone manufacturing plant in Anasco, Puerto Rico is vulnerable to hurricane damage. Although we maintain property damage and business interruption insurance coverage on these facilities, we may not be able to renew or obtain such insurance in the future on acceptable terms with adequate coverage or at reasonable costs.

WE MAY BE INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY BE EXPENSIVE.

     In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. Intellectual property litigation is costly, and, even if we prevail, the cost of that litigation could affect our profitability. In addition, litigation is time consuming and could divert management attention and resources away from our business. We may also provoke these third parties to assert claims against us.

WE ARE EXPOSED TO A VARIETY OF RISKS RELATING TO OUR INTERNATIONAL SALES AND OPERATIONS, INCLUDING FLUCTUATIONS IN EXCHANGE RATES, LOCAL ECONOMIC CONDITIONS, AND DELAYS IN COLLECTION OF ACCOUNTS RECEIVABLE.

     We generate significant revenues outside the United States in euros, British pounds and in U.S. dollar-denominated transactions conducted with customers who generate revenue in currencies other than the U.S. dollar. For those foreign customers who purchase our products in U.S. dollars, currency fluctuations between the U.S. dollar and the currencies in which those customers do business may have an impact on the demand for our products in foreign countries where the U.S. dollar has increased in value compared to the local currency.

     Because we have operating subsidiaries based in Europe and we generate certain revenues and incur certain operating expenses in British pounds and the euro, we experience currency exchange risk with respect to those foreign currency denominated revenues and expenses. Since we operate major facilities in the United Kingdom and France and purchase most of our surgical instruments in Germany (most of which we sell in the United States), our foreign currency denominated expenditures are expected to exceed our foreign currency denominated revenues.

     Currently, we do not use derivative financial instruments to manage foreign currency risk. As the volume of our business transacted in foreign currencies increases, we will continue to assess the potential effects that changes in foreign currency exchange rates could have on our business. If we believe that the potential impact presents a significant risk to our business, we may enter into derviative financial instruments, including forward contracts to purchase or sell foreign currencies, to mitigate the risk.

     In general, we cannot predict the consolidated effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. Our sales to foreign markets may be affected by local economic conditions. Relationships with customers and effective terms of sale frequently vary by country, often with longer-term receivables than are typical in the United States.

CHANGES IN THE HEALTH CARE INDUSTRY MAY REQUIRE US TO DECREASE THE SELLING PRICE FOR OUR PRODUCTS OR COULD RESULT IN A REDUCTION IN THE SIZE OF THE MARKET FOR OUR PRODUCTS, AND LIMIT THE MEANS BY WHICH WE MAY DISCOUNT OUR PRODUCTS, EACH OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL PERFORMANCE.

     Trends toward managed care, health care cost containment, and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale and/or the prices of our products. For example:

     o major third-party payors of hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures;

     o Medicare, Medicaid and private health care insurer cutbacks could create downward price pressure on our products;

     o numerous legislative proposals have been considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;

     o there has been a consolidation among health care facilities and purchasers of medical devices in the United States, and these entities may decide to limit the number of suppliers from whom they purchase medical products and to either stop purchasing our products or demand discounts on our prices;

     o health care facilities have formed group purchasing organizations that may demand discounts on our prices and assess fees on our sales;

     o there is economic pressure to contain health care costs in international markets;

     o there are proposed and existing laws and regulations in domestic and international markets regulating the sales and marketing practices and the pricing and profitability of companies in the health care industry; and

     o there have been initiatives by third-party payors to challenge the prices charged for medical products that could affect our ability to sell products on a competitive basis.

     Both the pressures to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales.

     In addition, there are laws and regulations that regulate the means by which companies in the health care industry may market their products to health care professionals and may compete by discounting the prices of their products. Although we exercise care in structuring our sales and marketing practices and customer discount arrangements to comply with those laws and regulations, we cannot assure you that:

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

     o government officials charged with responsibility for enforcing those laws will not assert that our sales and marketing practices or customer discount arrangements are in violation of those laws or regulations; or

     o government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE AND OUR INSURANCE MAY NOT COVER ALL POTENTIAL CLAIMS.

     We are exposed to product liability and other claims in the event that our technologies or products are alleged to have caused harm. We may not be able to obtain insurance for the potential liability on acceptable terms with adequate coverage or at reasonable costs. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Our insurance may not be renewed at a cost and level of coverage comparable to that then in effect.

WE ARE SUBJECT TO OTHER REGULATORY REQUIREMENTS RELATING TO OCCUPATIONAL HEALTH AND SAFETY AND THE USE OF HAZARDOUS SUBSTANCES WHICH MAY IMPOSE SIGNIFICANT COMPLIANCE COSTS ON US.

     We are subject to regulation under federal and state laws regarding occupational health and safety, laboratory practices, and the use, handling and disposal of toxic or hazardous substances. Our research, development and manufacturing processes involve the controlled use of certain hazardous materials. Although we believe that our safety procedures for handling and disposing of those materials comply with the standards prescribed by the applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any related liability could exceed the limits or fall outside the coverage of our insurance and could exceed our resources. We may not be able to maintain insurance on acceptable terms or at all. We may incur significant costs to comply with environmental laws and regulations in the future. We may also be subject to other present and possible future local, state, federal and foreign regulations.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS.

     We believe our success depends on the contributions of a number of our key personnel, including Stuart M. Essig, our President and Chief Executive Officer. If we lose the services of key personnel, those losses could materially harm our business. We maintain key person life insurance on Mr. Essig.

RISKS RELATING TO AN INVESTMENT IN THE NOTES AND OUR COMMON STOCK

YOU SHOULD CONSIDER THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING THE NOTES AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES.

     We and each holder agree in the indenture to treat the notes as indebtedness that is subject to U.S. Treasury regulations governing contingent payment debt instruments. The following discussion assumes that the notes will be so treated, though we cannot assure you that the Internal Revenue Service will not assert that the notes should be treated differently. Under the contingent payment debt regulations, a holder will be required to include amounts in income, as original issue discount, in advance of cash such holder receives on a note, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, even though the note will have a significantly lower stated rate of interest. A holder will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the notes at a gain. In computing such gain, the amount realized by a holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. Holders are urged to consult their own tax advisors as to the U.S. federal, state and other tax consequences of acquiring, owning and disposing of the notes and the shares of common stock issuable upon conversion of the notes. For more information, see "Material United States Federal Income Tax Considerations."

WE MAY BE UNABLE TO RAISE ADDITIONAL FINANCING NECESSARY TO CONDUCT OUR BUSINESS, MAKE PAYMENTS WHEN DUE OR REFINANCE OUR DEBT.

     We may need to raise additional funds in the future in order to implement our business plan, to refinance our debt, to conduct research and development, to fund marketing programs or to acquire complementary businesses, technologies or services. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, holders of common stock may experience significant dilution of their ownership interest and these securities may have rights senior to those of the holders of our common stock. If we cannot obtain additional financing when required on acceptable terms, we may be unable to fund our expansion, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressure.

OUR SUBSIDIARIES ARE UNDER NO OBLIGATION TO DISTRIBUTE ANY OF THEIR AVAILABLE CASH FLOW TO US, WHICH WE WILL NEED TO SERVICE THE NOTES.

     The notes are obligations of Integra LifeSciences Holdings Corporation, which is a holding company. As of June 30, 2003, we owned no significant assets other than marketable securities, stock, equity and other interests in our subsidiaries. Because we derive substantially all of our revenues and operating cash flows from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans, or, otherwise, to meet our debt service obligations, including our obligations under the notes. This creates risks regarding our ability to conduct future activities, repay any interest and principal which we might owe on the notes or on other borrowings, pay cash dividends to our preferred and common stock holders in the future and our ability, and the ability of our subsidiaries, to respond to changing business and economic conditions and to get new loans. Our subsidiaries will have no obligation to pay any amounts due on the notes or to make any funds available to us for payment of the notes, whether by dividends, loans distributions or other payments. In addition, creditors of our subsidiaries (including trade creditors) will generally be entitled to payment from the assets of our subsidiaries before those assets can be distributed to us. As a result, the notes will effectively be subordinate to the prior payment of all debts (including trade payables) and preferred stock of our subsidiaries.

OUR INDEBTEDNESS AND INTEREST EXPENSE WILL LIMIT OUR CASH FLOW AND COULD ADVERSELY AFFECT OUR OPERATIONS AND OUR ABILITY TO MAKE FULL PAYMENT ON YOUR NOTES.

     Due to the offering of the notes we have an increased level of debt and interest expense. Our aggregate level of indebtedness and our debt service requirements increased in connection with the offering of the notes.

        Our indebtedness poses risks to our business, including the risks that:

     o we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes, including expanding our direct sales forces, making additional strategic acquisitions, continuing to form strategic alliances for our private label products and continuing to develop new and innovative medical products;

     o insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

     o our level of indebtedness may make us more vulnerable to economic or industry downturns; and

     o our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors are less leveraged than we will be.

WE MAY BE UNABLE TO REPURCHASE THE NOTES UPON A CHANGE IN CONTROL.

     Upon a change in control as defined in the indenture for the notes, you may require us to repurchase all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Our obligation to offer to repurchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction because those transactions could be structured in a manner whereby they would not be considered a "change in control" for purposes of the indenture for the notes.

NO PUBLIC MARKET EXISTS FOR THE NOTES. THE FAILURE OF A MARKET TO DEVELOP COULD AFFECT YOUR ABILITY TO, AND THE PRICE AT WHICH YOU MAY, RESELL YOUR NOTES.

     The notes are a new issue of securities for which there is currently no active trading market. We do not intend to list the notes on any national securities exchange or automated quotation system. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active trading market for the notes fails to develop or be sustained, the trading price for the notes could fall.

     Moreover, even if an active trading market for the notes were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rate, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

YOUR RIGHT TO RECEIVE PAYMENT ON THE NOTES MAY BE JUNIOR TO OUR FUTURE INDEBTEDNESS.

     Your right to receive payments on the notes may be junior to all of our future indebtedness. These notes rank behind all of our future indebtedness (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt, if any, will be entitled to be paid in full and before any payment may be made with respect to the notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior indebtedness.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Many of our stockholders will have an opportunity to sell their stock. Also, many of our employees and directors may exercise their stock options in order to sell the stock underlying their options in the market under a registration statement we have filed with the Securities and Exchange Commission. Sales of a substantial number of shares of our common stock in the public market could depress the market price of the notes or our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. Furthermore, we have registered approximately 11,000,000 shares of common stock reserved for issuance to our employees, directors and consultants under our stock award and employee benefit plans. Of this amount, as of June 30, 2003, approximately 8,475,000 shares were held in reserve for future issuance.

OUR REPORTED EARNINGS PER SHARE MAY BE MORE VOLATILE BECAUSE OF THE CONVERSION CONTINGENCY PROVISION OF THE NOTES

     Holders of the notes are entitled to convert the notes into our common stock, among other circumstances, if the common stock price on the trading day prior to the conversion date is more than 110% of the conversion price per share of our common stock on such trading day. Until this contingency or another conversion contingency is met, the shares underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should this contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of fully diluted earnings per share.

OUR STOCK PRICE MAY CONTINUE TO BE HIGHLY VOLATILE, WHICH MAY SIGNIFICANTLY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The stock market in general, and the stock prices of medical device companies, biotechnology companies and other technology-based companies in particular, have experienced significant volatility that often has been unrelated to the operating performance of and beyond the control of any specific public company. The market price of our common stock has fluctuated widely in the past and is likely to continue to fluctuate in the future. Factors that may have a significant impact on the market price of our common stock include:

     o our actual financial results differing from guidance provided by management;

     o our actual financial results differing from that expected by securities analysts;

     o future announcements concerning us or our competitors, including the announcement of acquisitions;

     o  changes in the prospects of our business partners or suppliers;

     o developments regarding our patents or other proprietary rights or those of our competitors;

     o  quality deficiencies in our products;

     o competitive developments, including technological innovations by us or our competitors;

     o government regulation, including the FDA's review of our products and developments;

     o changes in recommendations of securities analysts and rumors that may be circulated about us or our competitors;

     o  public perception of risks associated with our operations;

     o  conditions or trends in the medical device and biotechnology industries;

     o  additions or departures of key personnel; and

     o    sales of our common stock.

     Any of these factors could immediately, significantly and adversely affect the trading price of the notes and our common stock and you could lose a substantial amount of your investment.

WE HAVE NOT PAID ANY CASH DIVIDENDS ON OUR COMMON STOCK SINCE OUR FORMATION.

     We have not paid any cash dividends on our common stock since our formation. Any future determinations to pay cash dividends on the common stock will be at the discretion of our board of directors and will depend upon our results of operations and financial condition and other factors deemed relevant by the board of directors. If we do not pay cash dividends in the future, you may not receive a return on your investment in our common stock through the payment of dividends and you may not realize a return on your investment even if you sell your shares. As a result, you may not be able to resell your shares at or above the price you paid for them.

WE MAY ISSUE ADDITIONAL EQUITY SECURITIES, WHICH WOULD LEAD TO DILUTION OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

     The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders' equity interests in us. We are authorized to issue, without stockholder approval, 15,000,000 shares of preferred stock, $.01 par value per share, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to 60,000,000 shares of common stock, $.01 par value per share, of which approximately 26,785,000 were outstanding as of September 19, 2003. We are also authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock.

OUR MAJOR STOCKHOLDERS COULD MAKE DECISIONS ADVERSE TO YOUR INTERESTS.

     Our directors and executive officers and affiliates of certain directors own or control more than thirty percent of our outstanding voting securities and generally have significant influence over the election of all directors, the outcome of any corporate action requiring stockholder approval, and other aspects of the business. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. This significant influence could preclude any unsolicited acquisition of Integra and consequently adversely affect the market price of the common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control.

                                 USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. We will not receive any proceeds. See "Selling Securityholders" for a list of those persons or entities receiving proceeds from the sale of the notes and the common stock issuable upon conversion of the notes.

     We received net proceeds of approximately $116.4 million from the initial sale of the notes. We used a portion the proceeds from the sale of the notes to purchase approximately $35.3 million of our common stock, and have the remainder available for general corporate purposes, including development of new products.

                           PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on Nasdaq National Market under the symbol "IART". The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. On September 18, 2003 the last reported bid price for our common stock was $29.71 per share.

                                                            COMMON
                                                         STOCK PRICE
                                                 ----------------------------
                                                      HIGH          LOW
                                                 ----------------------------
     YEAR ENDED 2001
     First Quarter                                      $18.31       $ 9.87
     Second Quarter                                      22.45        11.40
     Third Quarter                                       32.15        18.80
     Fourth Quarter                                      31.03        22.77

     YEAR ENDED 2002
     First Quarter                                      $33.50       $24.61
     Second Quarter                                      29.00        17.35
     Third Quarter                                       21.80        14.30
     Fourth Quarter                                      18.99        12.06

     YEAR ENDING 2003
     First Quarter                                      $23.57       $15.80
     Second Quarter                                      29.94        21.75
     Third Quarter (As of September 18, 2003.)           29.71        23.38


     The number of stockholders of record as of August 31, 2003 was approximately 500, which includes stockholders whose shares were held in nominee name. The number of beneficial stockholders at that date was over 6,700.

                                 DIVIDEND POLICY

     We have not paid any cash dividends on our common stock since our formation. Any future determinations to pay cash dividends on the common stock will be at the discretion of our board of directors and will depend upon our results of operations and financial condition and other factors deemed relevant by the board of directors.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents the Company's historical ratios of earnings to fixed charges for the last five fiscal years and six months ended June 30, 2003. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest, amortization of debt issuance costs and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

                         SIX MONTHS ENDED        YEAR ENDED DECEMBER 31,
                           JUNE 30, 2003    2002   2001   2000    1999   1998
                           -------------   -----   -----  -----   ----- -----
   ----------------------------------------------------------------------------

   Ratio of earnings           12.5        33.9    12.8   N/A     N/A    N/A
   to fixed charges.
   ----------------------------------------------------------------------------
   Deficiency of                N/A        N/A     N/A   $10,847  $7,784 $12,342
   earnings to cover
   fixed charges
   ----------------------------------------------------------------------------

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of March 31, 2003 (the "indenture") between us and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes is available to you upon request to our address on page ii of this prospectus. In this section of the prospectus entitled "Description of the Notes," when we refer to "Integra," "we," "our," or "us," we are referring to Integra LifeSciences Holdings Corporation and not any of its subsidiaries.

GENERAL

     The notes are general unsecured obligations of Integra and are subordinate in right of payment as described under "--Subordination of Notes." The notes are convertible into common stock as described under "--Conversion of Notes." The notes are limited to $120,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on March 15, 2008, unless earlier purchased by us at your option upon a change in control. The indenture is subject to and governed by the Trust Indenture Act of 1939.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Integra, except to the extent described under "--Purchase of Notes at Your Option Upon a Change in Control."

     The notes will bear interest at the annual rate of 2 1/2% from the date of issuance. Interest will be payable on March 15 and September 15 of each year, beginning September 15, 2003, subject to limited exceptions if the notes are converted or purchased prior to the relevant interest payment date. The record dates for the payment of interest will be the March 1 and September 1 immediately preceding the relevant interest payment date. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $1 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     We will maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. The notes were issued in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

     We will pay contingent interest to the holders of notes on March 15, 2008, if the common stock price per share of our common stock on February 15, 2008 (the "Measurement Date") is equal to or greater than 110% of the conversion price per share in effect on the Measurement Date. The amount of contingent interest payable per $1,000 principal amount of notes will equal the sum for each of the twelve month periods ended March 15, 2006, March 15, 2007 and March 15, 2008 of the greater of (x) 0.50% per annum of the principal amount of such notes and (y) the aggregate amount of regular cash dividends paid during such twelve-month period on the number of shares of our common stock into which such notes are convertible. We will pay contingent interest, if any, in the same manner as we pay interest as described above under "-- General."

CONVERSION OF NOTES

     You will have the right, at your option, to convert your notes, in whole or in part, into shares of our common stock at any time prior to maturity, unless previously purchased at your option upon a change in control, at an initial conversion price of $34.1475 per share, subject to the adjustments described below, if:

  o the last sale price of our common stock on the trading day prior to the conversion date was 110% or more of the then current conversion price of the notes on such trading day;

  o we distribute to holders of our common stock certain rights entitling them to purchase common stock at less than the last sale price of our common stock on the day preceding the declaration for such distribution;

  o we distribute to holders of our common stock assets, debt, securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last sale price of our common stock on the day preceding the declaration for such distribution; or

  o we become a party to a consolidation, merger or sale of all or substantially all of our assets or a change in control occurs pursuant to which our common stock would be converted into cash, stock or other property unless all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, American Depositary Shares or other certificates representing common equity interests.

     In the case of the second and third bullet points above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution without conversion.

     You also may convert your notes into shares of our common stock:

  o at any time prior to March 15, 2006 after any 5 consecutive trading-day period in which the average trading prices for the notes for that 5 trading-day period was less than 103% of the average conversion value for the notes during that period; and

  o at any time on or after March 15, 2006 and prior to maturity after any 5 consecutive trading-day period in which the average trading prices for the notes for that 5 trading-day period was less than 97% of the average conversion value for the notes during that period, however, you may not convert your notes on or after March 15, 2006 pursuant to this clause if, at the time of the calculation, the closing sale price of shares of our common stock is between the then current conversion price on the notes and 110% of the then current conversion price of the notes.

     We define conversion value in the indenture to be equal to the product of the closing sale price of our shares of common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is convertible.

     The initial conversion price of $34.1475 is equivalent to a conversion rate of approximately 29.2847 shares per $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date, you must pay funds equal to the interest payable on the principal amount being converted unless a default exists at the time of conversion. As a result of the foregoing provisions, if you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period. However, if you submit your notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date, you will not be required to pay funds equal to the interest, and contingent interest, if any, payable on the converted principal amount, and consequently, you will be able to retain the interest (including the contingent interest, if any) you receive for the final interest period.

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing sale price of the common stock on the last trading day prior to the date of conversion. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted (without duplication) upon the occurrence of:

  (1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

  (2) the subdivision, combination or reclassification of our outstanding common stock;

  (3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

  (4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

      o  dividends, distributions and rights or warrants referred to in clause
         (1) or (3) above;

      o  dividends or distributions exclusively in cash not referred to below;
         and

      o distribution of rights to all holders of common stock pursuant to an adoption of a stockholder rights plan;

  (5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 5% of our market capitalization on the business day immediately preceding the day on which we declare such distribution, the calculation of our market capitalization being the product of the then current market price of our common stock multiplied by the number of shares of our common stock then outstanding; and

  (6) the purchase of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) the amount of any all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 5% of our market capitalization on the expiration date of such tender or exchange offer.

     If we implement a rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

     In the event of:

  o  any reclassification of our common stock; or

  o  a consolidation, merger or combination involving us; or

  o a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stockholders immediately prior to one of these types of events. This calculation will be based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days' prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

SUBORDINATION OF NOTES

     The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the

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

note holders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

  o a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

  o any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such notice under the indenture.

     We are required to resume payments on the notes:

  o in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

  o in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

  o 365 consecutive days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

  o all scheduled payments on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice. As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture. If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     Substantially all of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries' earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of June 30, 2003 (i) we had no senior indebtedness outstanding and (ii) our subsidiaries had no outstanding indebtedness and approximately $33.3 million of other liabilities (including trade payables, but excluding intercompany liabilities) to which the notes are effectively subordinated.

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

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the note holders.

     "designated senior indebtedness" means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     "indebtedness" means:

  (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan, agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

  (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

  (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

  (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

  (5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

  (6) all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

  (7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

     Indebtedness shall not include obligations of any person (A) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two business days of their incurrence, (B) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (C)stand-by letters of credit to the extent collaterallized by cash or cash equivalents.

     "senior indebtedness" means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

  (1) any indebtedness or obligation whose terms expressly provide that such indebtedness or obligation shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

  (2) the notes.

REDEMPTION BY INTEGRA

     Except as set forth below under "-- Purchase of Notes at Your Option upon a Change in Control," we are not required to make mandatory redemption of, or sinking payments with respect to, the notes.

PURCHASE OF NOTES AT YOUR OPTION UPON A CHANGE IN CONTROL

     If a change in control (as defined below) occurs, you will have the right to require us to purchase in cash your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

  o  information about and the terms and conditions of the change in control;

  o  information about the holders' right to convert the notes;

  o  the holders' right to require us to purchase the notes;

  o the procedures required for exercise of the purchase option upon the change in control; and

  o  the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the second business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the second business day prior to the change in control purchase date.

     A change in control will be deemed to have occurred if either of the following occurs:

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

  o any person acquires, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

  o we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person other than to one or more of our wholly-owned subsidiaries, other than any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

  o first day on which a majority of our board of directors are not continuing directors.

     However, a change in control will not be deemed to have occurred if (i) at least 90% of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests; or (ii) the market price per share of our common stock for any five trading days within (a) the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of the change in control under the first bullet point above; or (b) the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change in control under the second or third bullet point above, equals or exceeds 110% of the conversion price of the notes in effect on each such trading day.

     For purposes of this change in control definition, "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     "continuing directors" means, as of any date of determination, any member of the board of directors of Integra who:

  o  was a member of the board of directors on the date of the indenture; or

  o was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of the new director's nomination or election.

     The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

     We will under the indenture:

  o comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

  o file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

  o otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Certain of our debt agreements may prohibit our repurchase of the notes and provide that a change in control constitutes an event of default.

     We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     If a change in control were to occur and we did not elect, or were unable to elect, to pay the purchase price for the notes in common stock or applicable securities, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change in control provisions permitting holders of that debt to accelerate or require us to repurchase that debt upon the occurrence of events similar to a change in control.

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under the indenture:

  (1) we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

  (2) we fail to pay any interest, including any contingent or additional interest, if any, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

  (3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

  (4) any indebtedness for money borrowed by us or one of our subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an outstanding principal amount in excess of $5.0 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture;

  (5) our failure to issue common stock upon conversion of notes by a holder in accordance with the provisions set forth in the indenture;

  (6) we fail to give notice to you of your right to require us to purchase your notes upon a change in control or fail to make a payment to purchase notes tendered following a change of control; and

  (7) certain events in bankruptcy, insolvency or reorganization involving us or any of our subsidiaries.

     If an event of default, other than an event of default described in clause
(7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  o the holder has previously given the trustee written notice of a continuing event of default;

  o the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

  o the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

  o  we fail to pay principal, premium or interest on any note when due;

  o  we fail to convert any note into common stock; or

  o we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by certain of our officers as to whether or not Integra, to the officer's knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

MODIFICATION AND WAIVER

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

  o change the stated maturity of the principal of, or time or manner of payment of interest (including contingent interest, if any) on, any note;

  o  reduce the principal amount of or any premium or interest on any note;

  o reduce the amount of principal payable upon acceleration of the maturity of any note;

  o change the place or currency of payment of principal of, or any premium or interest on, any note;

  o impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  o modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

  o modify the subordination provisions in a manner adverse to the holders of notes;

  o adversely affect the right of holders to convert notes other than as provided in the indenture;

  o reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

  o reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  o modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any successor person, other than to one or more of our subsidiaries, unless:

  o the successor person, if any, is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and, if we are not the successor person, assumes our obligations on the notes and under the indenture;

  o immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

  o  other conditions specified in the indenture are met.

DISCHARGE

     The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time after all of the notes have become due and payable we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

TRANSFER AND EXCHANGE

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

  o vary or terminate the appointment of the security registrar, paying agent or conversion agent;

  o  appoint additional paying agents or conversion agents; and

  o approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

PURCHASE AND CANCELLATION

     All notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

REPLACEMENT OF NOTES

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

CONCERNING THE TRUSTEE

     Wells Fargo Bank, National Association is the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

BOOK-ENTRY, DELIVERY AND FORM

     The notes are evidenced by one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only, to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

  o a limited purpose trust company organized under the laws of the State of New York;

  o  a member of the Federal Reserve System;

  o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  o a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts credited were initially designated by the initial purchaser. Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the transfer of those beneficial interests is effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability of any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock as stated in our Amended and Restated Certificate of Incorporation consists of 60,000,000 shares of common stock, $.01 par value per share, and 15,000,000 shares of preferred stock, $.01 par value per share. The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider. This description is subject to and qualified in its entirety by provisions of our certificate of incorporation and bylaws, which are incorporated by reference into this prospectus, and by provisions of applicable Delaware law.

COMMON STOCK

     As of September19, 2003 there were approximately 26,785,000 shares of common stock outstanding and held of record by approximately 500 stockholders. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. If we are liquidated, dissolved or wound-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of, or adequate provision for, all of our debts and other liabilities, subject to prior and superior rights of the holders of preferred stock. Holders of common stock have no preemptive, subscription, redemption, sinking fund or conversion rights. Immediately upon consummation of this offering, all of the then-outstanding shares of common stock will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The board of directors, without further stockholder authorization, is authorized to issue, from time to time, up to 15,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on our common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. In addition, because the board of directors has the power to establish the preferences, powers and rights of the shares of any of these series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock, which could adversely affect the rights of holders of common stock.

     As of June 30, 2003 we had designated three series of preferred stock, none of which were outstanding.

     SERIES A PREFERRED STOCK. Our board of directors has authorized 2,000,000 shares of Series A Convertible Preferred Stock, of which 500,000 were issued in connection with a series of agreements with Century Medical, Inc., a wholly-owned subsidiary of ITOCHU Corporation, under which Century Medical, Inc. distributes certain of our products in Japan. Century Medical, Inc. has converted its Series A Preferred Stock into our common stock. We do not expect to issue new Series A Preferred Stock.

     SERIES B PREFERRED STOCK. Our board of directors has authorized 120,000 shares of Series B Convertible Preferred Stock, 100,000 of which were issued in connection with an acquisition in 1999. All of the holders of the Series B Preferred Stock have converted their shares of Series B Preferred Stock into shares of our common stock. We do not expect to issue new Series B Preferred Stock.

     SERIES C PREFERRED STOCK. Our board of directors has authorized 54,000 shares of Series C Convertible Preferred Stock, all of which were issued in March 2000. Each share of Series C Preferred Stock was converted into shares of our common stock by the holders in April 2002. We do not expect to issue new Series C Preferred Stock.

REGISTRATION RIGHTS

     Under the terms of stockholder and registration rights agreements between us and certain of our stockholders, holders of an aggregate of approximately 5,575,000 shares of our common stock (including shares issuable upon the exercise of certain warrants and shares underlying certain "restricted units"), are entitled to demand that we register those shares under the Securities Act. Additionally, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of any other stockholder, the parties to certain of our stockholder and registration rights agreements are entitled to notice of the registration and to include their shares of common stock in the registration. These registration rights are subject to limitations and conditions, including the right of the underwriters of the offering to limit the number of shares included in any registration thereunder. In general, we are required to indemnify the holders of those registrable securities under described circumstances and to bear the expense of registrations, except for the selling stockholders' pro rata portion of the underwriting discounts and commissions.

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

  o the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

  o upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

  o on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholder's meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

     Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     This summary is limited to "U.S. holders" who purchase notes for cash and who hold the notes and the common stock into which such notes are convertible as capital assets. "U.S. holder" means a holder of a note or common stock that is:

  o  an individual citizen or resident of the United States;

  o a corporation or other entity taxable as a corporation for United States federal income tax purposes, or a partnership or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  o an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  o a trust, if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or if such trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

     This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  o  banks, insurance companies or other financial institutions;

  o persons subject to the United States fedearl estate, gift or alternative minimum tax arising from the purchase, ownership or disposition of the notes;

  o  tax-exempt organizations;

  o  dealers in securities or currencies;

  o traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  o persons that own, or are deemed to own, more than 5% of our Company (except to the extent specifically set forth below);

  o  certain former citizens or long-term residents of the United States;

  o U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

  o persons who hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  o persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

     In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.

     THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CLASSIFICATION OF THE NOTES

     Under the indenture governing the notes, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as indebtedness that are subject to the regulations governing contingent payment debt instruments (the "Contingent Debt Regulations") in the manner described below, using the comparable yield set forth below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatment of the notes. The IRS has recently issued a revenue ruling with respect to instruments similar to the note and this ruling supports certain aspects of the treatment described below. However, the application of the Contingent Debt Regulations to instruments such as the notes remains uncertain in several other respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the notes to common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX TREATMENT OF HOLDING THE NOTES.

  ACCRUAL OF INTEREST

     Under the Contingent Debt Regulations, actual cash payments on the notes will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

  o require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

  o require you to accrue and include in taxable income each year original issue discount at the comparable yield (as described below) which will be substantially in excess of stated interest payments actually received by you; and

  o generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the notes.

     Subject to the adjustments described below under "-Adjustments to Interest Accruals on the Notes" that are applicable if you purchase the notes for a price other than the adjusted issue price (as defined below), you will be required to accrue an amount of ordinary interest income as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the note that equals:

  o the product of (i) the adjusted issue price of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

  o  divided by the number of days in the accrual period; and

  o multiplied by the number of days during the accrual period that you held the notes.

     The issue price of a note is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the notes.

     Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the notes. We have determined the comparable yield of the notes based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the notes. Accordingly, we have determined that the comparable yield is 9.702%, per annum, compounded semi-annually.

     We are required to furnish to you the comparable yield and, solely for United States federal income tax purposes, a projected payment schedule that includes the actual interest payments on the notes and estimates of the amount and timing of contingent interest payments and payment upon maturity on the notes taking into account the fair market value of the common stock that might be paid upon a conversion of the notes. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth on page ii of this prospectus. By purchasing the notes, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the notes.

     THE COMPARABLE YIELD AND THE PROJECTED PAYMENT SCHEDULE ARE NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF YOUR ORIGINAL ISSUE DISCOUNT ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNT OF THE PAYMENTS ON A NOTE.

  ADJUSTMENTS TO INTEREST ACCRUALS ON THE NOTES

     If the actual contingent payments made on the notes differ from the projected contingent payments, adjustments will be made with respect to the difference. If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon a conversion. If you receive in a taxable year actual payments that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will be treated as follows:

  o first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

  o second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

  o third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

     If you purchase a note at a discount or premium to the adjusted issue price of the note on the acquisition date, you must, upon acquiring the debt instrument, reasonably allocate the difference between your tax basis and the adjusted issue price to daily portions of interest or projected payments over the remaining term of the note. You should consult your tax advisor regarding these allocations.

     If your tax basis is greater than the adjusted issue price of your note no the acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is reduced by the amount treated as a negative adjustment.

     If your tax basis is less than the adjusted issue price of your note on the acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is increased by the amount treated as a postive adjustment.

  SALE, EXCHANGE, CONVERSION OR REDEMPTION OF THE NOTES

     Upon the sale, exchange, repurchase or redemption of a note, as well as upon a conversion of a note, you will generally recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note. As a holder of a note, you agree that under the Contingent Debt Regulations, the amount realized will include the fair market value of our common stock that you receive on the conversion as a contingent payment. Such gain on a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the notes. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.

     Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (determined without regard to any adjustments to interest accruals described above, other than any positive or negative adjustments to reflect discount (which increase basis) or premium (which decrease basis), respectively, to the adjusted issue price, if any), and reduced by the amount of any noncontigent payment and the projected amount of any contingent payments previously scheduled to be made.

     Under this treatment, your tax basis in the common stock received upon conversion of a note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

  CONSTRUCTIVE DIVIDENDS

     Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under "--Dividends" below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

  DIVIDENDS

     If you convert your note into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. However, under recently enacted legislation, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009 such dividends are generally taxed at the lower applicable capital gains rates provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

  SALE, EXCHANGE OR REDEMPTION OF COMMON STOCK

     If you convert your notes into our common stock, then upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under "--Sale, Exchange, Conversion or Redemption of the Notes." The deductibility of capital losses is subject to limitations.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest on the notes and dividends paid on the common stock.

     You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you

  o fail to furnish your taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

  o  furnish an incorrect TIN;

  o are notified by the IRS that you have failed to properly report payments of interest or dividends; or

  o fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

     Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

                             SELLING SECURITYHOLDERS

     The notes were originally issued by Integra and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act of 1933. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

     The following table sets forth information, as of September 22, 2003, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $120,000,000 aggregate principal amount of notes outstanding.

     The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 29.2847 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible.



                                                  PRINCIPAL                    COMMON
                                               AMOUNT OF NOTES                  STOCK     PERCENTAGE OF    COMMON
                                                BENEFICIALLY    PERCENTAGE      OWNED        COMMON         STOCK
                                                  OWNED AND      OF NOTES    PRIOR TO THE     STOCK       OFFERED
               NAME                            OFFERED HEREBY   OUTSTANDING    OFFERING    OUTSTANDING     HEREBY
               ----                            ---------------  -----------  ------------ -------------   -------

Allstate Investements, LLC                       1,750,000         1.46%        6,900            *         51,248
CALAMOS Convertible Growth & Income fund -      19,015,000        15.85%          0          2.09%        556,848
   CALAMOS Investment Trust
CEMEX Pension Plan                                 115,000             *          0              *          3,367
CGNU Life Fund                                     475,000             *          0              *         13,910
Chrysler Corporation Master Retirement Trust       955,000             *          0              *         27,966
City of Knoxville Pension System                   270,000             *          0              *          7,906
Context Convertible Arbitrage Fund, LP             900,000             *          0              *         26,356
Context Convertible Arbitrage Offshore, Ltd.     2,100,000         1.75%          0              *         61,497
Commercial Union Life Fund                         595,000             *          0              *         17,424
Credit Suisse First Boston LLC                   4,600,000         3.83%          0              *        134,709
DBAG-London                                     18,000,000        15.00%          0          1.98%        527,124
Delta Air Lines Master Trust - CV                  400,000             *          0              *         11,713
Delta Pilots Disability and Survivorship           370,000             *          0              *         10,835
   Trust
Delta Pilots Disability and Survivorship           195,000             *          0              *          5,710
   Trust - CV
Gasner Investors Holdings Ltd.                     500,000             *          0              *         14,642
Grace Convertible Arbitrage Fund, Ltd.           3,500,000         2.91%          0              *        102,496
JP Morgan Securities, Inc.                       7,500,000         6.25%         89              *        219,635
KBC Financial Products USA Inc.                    512,000             *          0              *         14,993




                                                  PRINCIPAL                    COMMON
                                               AMOUNT OF NOTES                  STOCK     PERCENTAGE OF    COMMON
                                                BENEFICIALLY    PERCENTAGE      OWNED        COMMON         STOCK
                                                  OWNED AND      OF NOTES    PRIOR TO THE     STOCK       OFFERED
               NAME                            OFFERED HEREBY   OUTSTANDING    OFFERING    OUTSTANDING     HEREBY
               ----                            ---------------  -----------  ------------ -------------   -------
Kettering Medical Center Funded Depreciation        70,000             *          0              *          2,049
   Account
LDG Limited                                      1,000,000             *          0              *         29,284
Louisiana Workers' Compensation Corporation        320,000             *          0              *          9,371
Man Convertible Bond Master Fund, Ltd.           5,438,000         4.53%          0              *        159,250
McMahan Securities Co., L.P.                     1,000,000             *          0              *         29,284
Microsoft Corporation                              760,000             *          0              *         22,256
MLQA Convertible Securities Arbitrage LTD.       2,500,000         2.08%          0              *         73,211
Motion Picture Industry Health Plan - Active       105,000             *          0              *          3,074
   Member Fund
Motion Picture Industry Health Plan -               65,000             *          0              *          1,903
   Retiree Member Fund
Munson Medical Center Retirement Plan               55,000             *          0              *          1,610
Munson2 Healthcare Board Designated                 45,000             *          0              *          1,317
   Operating Fund
Nomura Securities International Inc.             2,000,000         1.67%       39,000            *         58,569
Norwich Union Life and Pensions                    945,000             *          0              *         27,674
Oakwood Assurance Company                           43,000             *          0              *          1,259
Oakwood Healthcare Inc. (Pension)                  135,000             *          0              *          3,953
Oakwood Healthcare Inc. Endowment                    6,000             *          0              *            175
Oakwood Healthcare Inc. Funded Depreciation         75,000             *          0              *          2,196
Oakwood Healthcare Inc. OHP                         11,000             *          0              *            322
OCM Convertible Trust                            1,120,000             *          0              *         32,798
Partner Reinsurance Company Ltd.                   335,000             *          0              *          9,810
Privilege Portfolio SICAV                        1,855,000         1.57%          0              *         55,201
Qwest Occupational Health Trust                    120,000             *          0              *          3,514
SCI Endowment Care Common Trust Fund - First        33,000             *          0              *            966
   Union
SCI Endowment Care Common Trust Fund -              70,000             *          0              *          2,049
   Suntrust
Sphinx Fund c/o TQA Investors, LCC                  70,000             *          0              *          2,049
St. Thomas Trading, Ltd.                        13,620,000        11.35%          0          1.50%        398,857
State Employees Retirement Fund of the State       445,000             *          0              *         13,031
   of Delaware
Sunset Partners Limited Partnership             10,000,000         8.33%          0          1.10%        292,847
The California Wellness Foundation                 370,000             *          0              *         10,835
The Dow Chemical Company Employee's              2,400,000            2%          0              *         70,283
   Retirement Plan
TQA Master Fund, Ltd.                            3,431,000         2.86%          0              *        100,475
TQA Master Plus Fund, Ltd.                       2,367,000         1.97%          0              *         69,316
Union Carbide Retirement Account                 1,100,000             *          0              *         32,213
Univest Multi Strategy Conv Arb                    200,000             *          0              *          5,856
US Bancorp Piper Jaffray                         3,000,000         2.50%          0              *         87,854
Value Line Convertible Fund, Inc.                  200,000             *          0              *          5,856
Victus Capital, L.P.                             5,000,000         4.17%          0              *        146,423
WOG MSA Convertible Arbitrage Fund                 250,000             *          0              *          7,321
WPG Convertible Arbitrage Overseas Master          750,000             *          0              *         21,963
   Fund
Xavex Convertible Arbitrage 7 Fund                  45,000             *          0              *          1,317
   c/o TQA Investors, LCC
Zazove Convertible Arbitrage Fund, L.P.          3,000,000          2.5%          0              *         87,854
Zazove Hedged Convertible Fund, L.P.             2,700,000         2.25%          0              *         79.068
Zazove Income Fund, L.P.                         1,800,000          1.5%          0              *         52,712
Zurich Institutional Benchmarks Master Fund,     2,000,000         1.67%          0              *         58,569
   Ltd.
Zurich Institutional Benchmarks Master Fund,       427,000             *          0              *         12,504
   Ltd. c/o TQA Investors, LCC
Total(1)                                       120,000,000        100.0%                    13.19%       3,514,164

---------------------------------
*      Less than 1%
(1) Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided to us the information presented in this table, this prospectus may not reflect the exact principal amount of notes held by each selling securityholder on the date hereof. The maximum aggregate principal amount of notes that may be sold pursuant to this prospectus will not exceed $120,000,000.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes or common stock issuable upon conversion of the notes may be sold in one or more transactions at:

  o  fixed prices;

  o  prevailing market prices at the time of sale;

  o  prices related to the prevailing market prices;

  o  varying prices determined at the time of sale; or

  o  negotiated prices.

     These sales may be effected in transactions:

  o for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

  o  in the over-the-counter market;

  o otherwise than on such exchanges or services or in the over-the-counter market;

  o through the writing of options, whether the options are listed on an options exchange or otherwise; or

  o  through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the common stock issuable upon conversion of the notes short and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or the common stock issuable upon conversion of the notes offered by them hereby will be the purchase price of the notes or the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933. Profits on the sale of the notes and the common stock issuable upon conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. To the extent the selling securityholders may be deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act of 1933.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Regulation M of the Securities Exchange Act of 1934 may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes or common stock issuable upon conversion of the notes by the selling securityholders.

     A selling securityholder may decide not to sell any notes or the common stock issuable upon conversion of the notes described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the common stock issuable upon conversion of the notes. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the common stock issuable upon conversion of the notes by other means not described in this prospectus.

     With respect to a particular offering of the notes and the common stock issuable upon conversion of the notes, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

  o  the specific notes or common stock to be offered and sold;

  o  the names of the selling securityholders;

  o the respective purchase prices and public offering prices and other material terms of the offering;

  o  the names of any participating agents, broker-dealers or underwriters; and

  o any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

     We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the common stock issuable upon conversion of the notes under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and we will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock issuable upon conversion of the notes, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the common stock issuable upon conversion of the notes to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

                           VALIDITY OF THE SECURITIES

     The validity of the notes and the shares of our common stock issuable upon conversion of the notes have been passed upon for us by Latham & Watkins LLP.

                                     EXPERTS

     The consolidated financial statements incorporated in this registration statement by reference to the Current Report on Form 8-K dated June 27, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of J. Jamner Surgical Instruments, Inc. as of and for the year ended December 31, 2002 incorporated in this registration statement by reference to the Current Report on Form 8-K of Integra LifeSciences Holdings Corporation filed on March 25, 2003, have been so incorporated in reliance on the report from WithumSmith+Brown, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION

                                  $120,000,000

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES




                                -----------------
                                   PROSPECTUS

                                      , 2003
                                ----------------














 ==============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid in connection with the distribution of the securities being registered are as set forth in the following table:

--------------------------------------------------------------------------------
Securities and Exchange Commission Fee                          $    9,708
--------------------------------------------------------------------------------
*Nasdaq National Market Additional Listing Fee                  $        0
--------------------------------------------------------------------------------
*Legal Fees and Expenses                                        $   60,000
--------------------------------------------------------------------------------
*Accounting Fees and Expenses                                   $   20,000
--------------------------------------------------------------------------------
*Printing Expenses                                              $   10,000
--------------------------------------------------------------------------------
*Miscellaneous                                                  $   15,000
--------------------------------------------------------------------------------
     Total                                                      $  114,708
                                                                ==========
--------------------------------------------------------------------------------
--------------
* Estimated
  We will bear each of the expenses in the above table.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Officers and Directors of Integra are covered by certain provisions of the Delaware General Corporation Law ("DGCL"), Integra's charter, bylaws and insurance policies which serve to limit, and, in certain circumstances, to indemnify them against, certain liabilities which they may incur in such capacities. These various provisions are described below.

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES

     In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of directors to Integra or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, the directors of Integra will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except for liability: (1) for any breach of the director's duty of loyalty to Integra or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL; or (4) for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION AND INSURANCE

     As a Delaware corporation, Integra has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to Integra's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of Integra, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. Integra's bylaws generally provide for mandatory indemnification of Integra's directors and officers to the full extent provided by Delaware corporate law. In addition, Integra has entered into indemnification agreements with its directors and officers which generally provide for mandatory indemnification under circumstances for which indemnification would otherwise be discretionary under Delaware law.

     Integra intends to purchase and maintain insurance on behalf of any person who is or was a director or officer of Integra, or is or was a director or officer of Integra serving at the request of Integra as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Integra would have the power or obligation to indemnify him against such liability under the provisions of the bylaws.

ITEM 16.  EXHIBITS

                                   INDEX

     4.1...............       Indenture, dated as of March 31, 2003, between
                              Integra LifeSciences Holdings Corporation and
                              Wells Fargo Bank Minnesota, National Association, as trustee, incorporated by reference to Exhibit
                              4.1 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2003*

     4.2...............       Form of 2 1/2% Convertible Senior Note due 2008
                              (included in Exhibit 4.1)

     4.3...............       Registration Rights Agreement, dated as of March
                              31, 2003, between Integra LifeSciences Holdings
                              Corporation and Credit Suisse First Boston, LLC,
                              Banc of America Securities LLC and U.S. Bancorp
                              Piper Jaffray Inc.*

     5.1...............       Opinion of Latham & Watkins LLP*

     8.1...............       Opinion Regarding Tax Matters*

     12.1..............       Statement of Computation of Ratio of Earnings to
                              Fixed Charges**

     23.1..............       Consent of PricewaterhouseCoopers LLP**

     23.2..............       Consent of WithumSmith+Brown, P.C.**

     23.3..............       Consent of Latham & Watkins LLP (included in
                              Exhibit 5.1)

     24.1..............       Power of Attorney of the Company*

     25.1..............       Statement of Eligibility of Trustee on Form T-1*

* Previously Filed
** Filed Herewith

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainsboro, State of New Jersey, on date set forth below.

                                      Integra LifeSciences Holdings Corporation

                                      By: /S/ JOHN B. HENNEMAN, III
                                          --------------------------------------
                                          John B. Henneman, III
                                          Executive Vice President, Chief
                                          Administrative Officer and Secretary

Date:  September 23, 2003

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons on September 23, 2003 in the capacities indicated.

SIGNATURE                       TITLE

          *
-------------------------
Stuart M. Essig, Ph.D           President, Chief Executive Officer and Director
                                (Principal Executive Officer)

          *
-------------------------
David B. Holtz                  Senior Vice President, Finance and Treasurer
                                (Principal Financial and Accounting Officer)

          *
-------------------------
Richard E. Caruso, Ph.D         Chairman of the Board of Directors


          *
-------------------------
Keith Bradley, Ph.D             Director

          *
-------------------------
David Auth                      Director

          *
-------------------------
Neal Moszkowski                 Director

          *
-------------------------
James M. Sullivan               Director


* John B. Henneman, III, by signing his name hereto, does hereby sign this document on behalf of each of the above named officers and/or directors of the Company pursuant to the powers of attorney duly executed by such person.

                                  By: /S/ JOHN B. HENNEMAN, III
                                      ------------------------------------------
                                      John B. Henneman, III
                                      Executive Vice President,
                                      Chief Administrative Officer and Secretary

                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER                   DESCRIPTION
     -------                  -----------

     4.1................      Indenture, dated as of March 31, 2003, between
                              Integra LifeSciences Holdings Corporation and
                              Wells Fargo Bank Minnesota, National Association, as trustee, incorporated by reference to Exhibit
                              4.1 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2003*

     4.2................      Form of 2 1/2% Convertible Senior Note due 2008
                              (included in Exhibit 4.1)

     4.3................      Registration Rights Agreement, dated as of March
                              31, 2003, between Integra LifeSciences Holdings
                              Corporation and Credit Suisse First Boston, LLC,
                              Banc of America Securities LLC and U.S. Bancorp
                              Piper Jaffray Inc.*

     5.1................      Opinion of Latham & Watkins LLP*

     8.1................      Opinion Regarding Tax Matters*

     12.1...............      Statement of Computation of Ratio of Earnings to
                              Fixed Charges**

     23.1...............      Consent of PricewaterhouseCoopers LLP**

     23.2...............      Consent of WithumSmith+Brown, P.C.**

     23.3...............      Consent of Latham & Watkins LLP (included in
                              Exhibit 5.1)

     24.1...............      Power of Attorney of the Company*

     25.1...............      Statement of Eligibility of Trustee on Form T-1*

* Previously Filed
** Filed Herewith